                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)/1/



                       Millennium Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0005999021
                   ----------------------------------------
                                (CUSIP Number)

            Samuel P. Hunt, III, Esq., PerSeptive Biosystems, Inc.
                500 Old Connecticut Path, Framingham, MA 01701
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 19, 1997
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  0005999021                                          Page 2 of 5 Pages

--------------------------------------------------------------------------------
           1  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              PerSeptive Biosystems, Inc., 04-2987616

--------------------------------------------------------------------------------

           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   |__|

                                                                 (b)   |__|
--------------------------------------------------------------------------------
           3  SEC USE ONLY
--------------------------------------------------------------------------------
           4  SOURCE OF FUNDS*

              SC
--------------------------------------------------------------------------------
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       |__|
--------------------------------------------------------------------------------
           6  CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER

 NUMBER OF            806,291
            --------------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
            --------------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON             806,291
            --------------------------------------------------------------------
    WITH         10   SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              806,291
--------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*   [_]

--------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.81%
--------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON *

              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  0005999021                                          Page 3 of 5 Pages


     This Schedule 13D Amendment No. 1 amends the Schedule 13D filed on February 20, 1997 with the Securities and Exchange Commission (the "SEC") on behalf of PerSeptive Biosystems, Inc. ("PerSeptive") to reflect the sale of 806,291 shares of Issuer Common Stock by PerSeptive.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   Item 5 is amended and restated in its entirety to read as set forth below:
     (a) Amount Beneficially Owned:
              PerSeptive beneficially owns 806,291 shares of Issuer Common
              Stock.
         Percent of Class:
              PerSeptive owns 2.81% of Issuer Common Stock.

     (b) Number of Shares as to which such person has:
         (i)  sole power to vote or direct the vote:  806,291 shares

         (ii) shared power to vote or direct the vote: NOT APPLICABLE

         (iii)sole power to dispose or to direct the disposition of: 806,291 shares

         (iv) shared power to dispose or to direct the disposition of: NOT APPLICABLE

     (c) Except as set forth herein, neither PerSeptive, nor, to PerSeptive's knowledge, any person named in Schedule I, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

                                 SCHEDULE 13D

CUSIP No.  0005999021                                          Page 4 of 5 Pages


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date:  June 30, 1997                PERSEPTIVE BIOSYSTEMS, INC.

                                    /s/ John F. Smith
                                    ___________________________
                                    John F. Smith
                                    President

                                  SCHEDULE 13D

CUSIP No.  0005999021                                          Page 5 of 5 Pages

                                                          SCHEDULE I
                                                          ----------

                                                     Name and Address of
                                                     Corporation or Other
                            Principal Occupation     Organization in Which
Name                        or Employment            Employed
------------------------    ----------------------   ------------------------

Noubar B. Afeyan, Ph.D.     Chief Executive          PerSeptive Biosystems, Inc.
                            Officer, Director and    500 Old Connecticut Path
                            Chairman of the Board    Framingham, MA 01701

John F. Smith               President and Director   PerSeptive Biosystems, Inc.
                                                     500 Old Connecticut Path
                                                     Framingham, MA 01701

Thomas G. Ruane             Senior Vice President,   PerSeptive Biosystems, Inc.
                            Chief Financial          500 Old Connecticut Path
                            Officer and Treasurer    Framingham, MA 01701

Bruce J. Ryan               Director                 Amdahl Corporation
                                                     1250 East Arques Avenue
                                                     (M/S 104)
                                                     P.O. Box 3470
                                                     Sunnyvale, CA 94088-3470

Daniel I.C. Wang, Ph.D.     Director                 Massachusetts Institute
                                                     of Technology
                                                     18 Vassar Street
                                                     Building 20A
                                                     Room 207
                                                     Cambridge, MA 02139

Edwin M. Kania, Jr.         Director                 One Liberty Ventures
                                                     One Liberty Square
                                                     Boston, MA 02109

William F. Pounds, Ph.D.    Director                 MIT Sloan School of
                                                     Management
                                                     50 Memorial Drive E52-472
                                                     Cambridge, MA 02142